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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

811-10263	July 17, 2007

2.	State identification Number: N/A

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

GuideStone Funds

4.	Address of principal executive office (number, street, city, state, zip code):

2401 Cedar Spring Road, Dallas, Texas 75201-1498

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

of GuideStone Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that GuideStone Funds’ complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of July 17, 2007, of the following:

•	Securities managed by Northern Trust Investments, Inc. in Equity Index Fund and Value Equity Fund (the “Equity Funds”), and

•

Outstanding futures contracts managed by Northern Trust Investments, Inc. in Flexible Income Fund, Growth & Income Fund, Capital Opportunities Fund, Global Equity Fund, Flexible Income Fund I, Growth & Income Fund I, Capital Opportunities Fund I, Global Equity Fund I, Equity Index Fund, Value Equity Fund, Growth Equity Fund, Small Cap Equity Fund, International Equity Fund, and Real Estate Securities Fund (the “Funds”).

Management is responsible for the Equity Funds’ and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Equity Funds’ and the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Equity Funds’ and the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 17, 2007, and with respect to agreement of security purchases and sales, for the period from April 17, 2007 (the date of our last examination), through July 17, 2007:

•

Confirmation of all securities held by institutions in book entry form at the Depository Trust Company on behalf of Northern Trust Company by reviewing a sample of securities managed by Northern Trust Investments, Inc. for the Equity Funds;

•	Confirmation of all open trades with brokers;

•	Reconciliation of all such securities of the Equity Funds to the books and records of the Equity Funds and Northern Trust Company, the Custodian;

•	Confirmation of all outstanding futures contracts and collateral managed by Northern Trust Investments, Inc. shown on the books and records of the Funds with brokers; and

•	Agreement of 25 security purchases and 25 security sales or maturities since our last report from the books and records of the Equity Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Equity Funds’ and the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Equity Funds and the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 17, 2007 with respect to securities reflected in the investment account of the Equity Funds’ and the Funds’ is fairly stated, in all material respects.

This report is intended solely for the information and use of management and Board of Trustees of GuideStone Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PRICEWATERHOUSECOOPERS LLP

September 4, 2007

(2)

September 10, 2007

Mr. David Godin

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1700

2001 Market Street

Philadelphia, PA 19103-7042

Re:	Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Dear Mr. Godin:

We, as members of management of GuideStone Funds, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We performed, with assistance from Northern Trust, an evaluation of GuideStone Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 17, 2007, and from April 17, 2007 through July 17, 2007 for the following:

•	Securities managed by Northern Trust Investments, Inc. in Equity Index Fund and Value Equity Fund (the “Equity Funds”), and

•

Outstanding futures contracts managed by Northern Trust Investments, Inc. in Flexible Income Fund, Growth & Income Fund, Capital Opportunities Fund, Global Equity Fund, Flexible Income Fund I, Growth & Income Fund I, Capital Opportunities Fund I, Global Equity Fund I, Equity Index Fund, Value Equity Fund, Growth Equity Fund, Small Cap Equity Fund, International Equity Fund, and Real Estate Securities Fund (the “Funds”).

Based on this evaluation, we assert that the Equity Funds and the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 17, 2007 and from April 17, 2007 through July 17, 2007, with respect to securities reflected in the investment accounts of the Equity Funds and the Funds.

GuideStone Funds

/s/ John R. Jones
John R. Jones, President

/s/ Jeffrey P. Billinger
Jeffrey P. Billinger, Treasurer

/s/ Rodney R. Miller
Rodney R. Miller, Secretary

2401 Cedar Springs Road, Dallas, TX 75201-1498    p 1.888.98.GUIDE    f 214.720.2105    www.GuideStone.org

Funds distributed by PFPC Distributors, Inc., 760 Moore Road, King of Prussia, PA 19406

The Northern Trust Company

50 South LaSalle Street

Chicago, IL 60675

USA

(312) 630-6000

Statement to GuideStone Funds Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We serve as custodian of GuideStone Funds. We have performed an evaluation of GuideStone Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 17, 2007, and from April 17, 2007 through July 17, 2007 for the following:

•	Securities managed by Northern Trust Investments Inc. in Equity Index Fund and Value Equity Fund (the “Equity Funds”), and

•

Outstanding futures contracts managed by Northern Trust Investments, Inc. in Flexible Income Fund, Growth & Income Fund, Capital Opportunities Fund, Global Equity Fund, Flexible Income I Fund, Growth & Income I Fund, Capital Opportunities I Fund, Global Equity I Fund, Equity Index Fund, Value Equity Fund, Growth Equity Fund, Small Cap Equity Fund, Real Estate Securities Fund, and International Equity Fund (the “Funds”)

Based on this evaluation, we assert that the Equity Funds and the Funds were in compliance with requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 17, 2007, and from April 17, 2007 through July 17, 2007, with respect of securities reflected in the investment accounts of the Equity Funds and the Funds.

The Northern Trust Company

By:	Scott Denning
Title:	Vice President